OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711 www.mirandagold.com

DRILLING RESUMES AT Miranda’s red Canyon GOLD Project

Vancouver, BC, Canada –July 15, 2013– Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce its exploration funding partner at Red Canyon, Montezuma Mines Inc. ("Montezuma"), a wholly owned subsidiary of CMQ Resources Inc. (TSX-V:NV), has resumed drilling at Red Canyon. Montezuma plans to drill four to five reverse circulation (“RC”) holes in the Wall target area for a total of approximately 3,800 ft (1,160 m). Montezuma forecasts that on completion of the drill program Montezuma will have completed the $4M in qualifying exploration expenditures. Upon spending $4M, Montezuma can elect to either enter into a joint venture with Miranda or continue spending and produce a Feasibility Study at which time they will have earned a 70% interest in Red Canyon. If Montezuma elects not to solely fund a feasibility study the joint venture will be Montezuma 60% and Miranda 40%.

Red Canyon contains nine exploration targets of which the Wall target area will be the focus of Montezuma's 2013 drill campaign. At Wall, rock chip samples with up to 0.070 oz Au/ton (2.4 g Au/t) coincide with a geophysically inferred fault-bounded horst block that extends 5,000 ft (1,500 m) from Wall northwest through the Gexa and the Ice target areas. Montezuma's 2012 vertical hole MR12-06 was collared in the Wall target on the west side of the horst block. Although Montezuma terminated MR12-06 at 695 ft (211.8 m) without it having intersected the horst-bounding fault or the favorable lower-plate (of the Roberts Mountains Thrust) carbonate-host stratigraphy, the hole did intersect three zones with anomalous gold greater than 0.02 g Au/t. Montezuma's 2013 program will be directed to provide drill tests of the intersection of the horst-bounding faults with the favorable carbonate stratigraphy beneath the Roberts Mountains Thrust.

Since 2009, Montezuma performed geologic mapping, revised stratigraphic interpretations, completed soil and rock-chip geochemical surveys, and contracted CSAMT resistivity, ground magnetic, and gravity geophysical surveys. Through 2012, Montezuma drilled a total of 32 RC and three core holes for a total of 33,042 ft (10,071 m). Montezuma conducts its drilling under the Bureau of Land Management-approved Red Canyon Plan of Operations that permits up to 125 acres (50 hectares) of total disturbance.

Project Details

The Red Canyon project is in Eureka County, Nevada, includes 254 unpatented lode mining claims (7.9 sq mi / 20.6 sq km) on the Battle Mountain-Eureka Trend, and adjoins U.S. Gold's Tonkin Springs property to the west. The project covers an erosional "window" through the upper plate of the Roberts Mountains Thrust that exposes hydrothermally altered and brecciated lower-plate carbonate rocks that are age equivalent to the rocks hosting Barrick Gold's Cortez Hills gold deposit.

All data disclosed in this press release have been reviewed by Vice President of Exploration, Joe Hebert, a Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with, Montezuma Mines Inc., Prism Resources Inc., Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.